POSEIDA THERAPEUTICS, INC.

9390 Towne Centre Drive, Suite 200

San Diego, California 92121

August 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tamika Sheppard

Re:	Poseida Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-281248)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Poseida Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on August 14, 2024, or as soon thereafter as possible, or at such other time as the Company or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Company hereby authorizes each of Tom Coll and Edmond Lay of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please confirm that event with Edmond Lay of Cooley LLP at (858) 550-6166 or elay@cooley.com.

Sincerely,

POSEIDA THERAPEUTICS, INC.

By:	/s/ Johanna M. Mylet
Johanna M. Mylet, C.P.A.
Chief Financial Officer